

October 17, 2011

<u>Via E-mail</u>
Guillermo Reda
Chief Financial Officer
YPF Sociedad Anónima
C1106BKK
Ciudad Autónoma de Buenos Aires
Argentina

   Re: YPF Sociedad Anónima
     Form 20-F for Fiscal Year Ended December 31, 2010
     Filed April 12, 2011
     Response Letter Dated September 15, 2011
     File No. 001-12102

Dear Mr. Reda:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Brad Skinner

          Brad Skinner
          Senior Assistant Chief Accountant